Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmerisourceBergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmerisourceBergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmerisourceBergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 07/27/01

Correction to a previous Q & A:

QUESTION
--------
Given that all options vest upon merger completion, will an associate that is laid off be required to wait the requisite 12 months to exercise/sell those options that were not scheduled to vest this calendar year?

NEW ANSWER
----------
First, to clarify this answer, vesting is not based on calendar year. Second, options subject to accelerated vesting and a waiting period are those that were granted prior to February 15, 2001 and are still unvested as of the merger closing date. With that in mind, the 12-month waiting period begins counting down on the merger closing date. Associates will have to wait until the 12-month waiting period ends before having access to the options unless: 1) the options vest during the 12-month waiting period according to their original vesting schedule; or 2) associates are laid off during the 12-month waiting period.


QUESTION
--------
Have you heard yet which DC's will be closing down if the merger goes through?

ANSWER
------
No decisions have been made as to which distribution centers will be consolidated.


QUESTION
--------
With Phase I of the integration process completed, will there be a release of the findings to the associates? When will Phase II begin?

ANSWER
------
A summary of Phase I activities has been forwarded to the leadership groups of Bergen Brunswig and AmeriSource from Terry Haas, overall integration leader. The BBC leadership is in the process of sharing the information with all associates. As you may know, Phase I activities focused on gathering data about each company's business processes and as a result, there is a clearer understanding of each company, an outline of Day-One activities, and a better understanding of potential synergy opportunities. Phase II has begun and is focused on taking the information gathered in Phase I and using the information to build the new Company. In addition, integration projects and migration plans will be established. Additional information on the activities in Phase II will be provided in future updates from Terry Haas as well as the integration updates from Bob Martini.

QUESTION
--------
In the AmeriSource quarterly earnings call it was stated that holding a shareowners meeting does not have to wait for FTC approval to occur. What is the timeline for the shareowners meeting?

Will the shareowners meeting for both companies be held in August?

ANSWER
------
The shareowners meetings have not yet been scheduled; however, it is anticipated that they will take place before the end of August. The notice of the shareowners meetings will be provided to all shareowners at least thirty days prior to the meeting.


QUESTION
--------
One question stated that we get paid for sick leave over 240 hours. Can you clarify?

ANSWER
------
Nonexempt associates who have over 240 sick hours at the end of a calendar year, are paid out the amount over 240 hours.


QUESTION
--------
An article printed in the Orange County Business Journal was quoted as saying "what is likely is that AmeriSource-Bergen should have a strong local presence, handling a big part of the combined company's technology operations. Bergen's Orange headquarters is set to become AmeriSource-Bergen's western management center, information systems center and the base for the combined company's electronic commerce operations according to a federal filing." Is it true that the federal filing outlined the key specifics of the Orange headquarters?

ANSWER
------
The federal filing did outline key specifics of the western management center including the areas listed in your question. However, it is premature to determine what may fall where. The integration process currently underway is professional and detailed and will get the best result for the new company going forward. Decisions as to what may fall where will be communicated to all associates once they are determined.


QUESTION
--------
The answers to the pay questions are very vague. Does AmeriSource have a pop program and if so, how does it compare to ours? How does our pay compare to theirs? Please don't be so vague as this is an important issue for all associates, especially single income earning families. Thank you

ANSWER
AmeriSource does not have a Pop or REWARD program. We don't yet know if the new combined company will have one. Comparing Bergen pay to AmeriSource pay at all levels within both companies and drawing conclusions from that will require several salary studies that have not been done yet. We're trying our best not to be vague. However, some things we just don't know yet.


QUESTION
--------
If an associate is currently participating in the optional American First Federal Credit Union deduction of $100.00 per pay period, will their severance check reflect multiple deductions into their AFFCU account or will Bergen waive those credit union deductions and include it to their final severance check?

ANSWER
------
If the severance check is one-time lump sum pay out, it will only have $100.00 deducted. If severance is paid in biweekly installments, each check will continue to have $100.00 deducted unless the associate cancels the deduction.


QUESTION
--------
I expect to be laid off 2 months after the merger is closed. I have stock options from BBC's 1989 plan. Under the vesting schedule given with the grant, the options will not vest until well after three months after my position is terminated. Will I ever be able to exercise these options? (Assuming that they will be in the money.) The merger agreement calls for all options to vest on the closing of the merger but optionees are not allowed to exercise the options which have not vested under the original grant terms until 1 year after the merger closes. But under the terms of the '89 plan optionees have only three months after they leave the company to exercise and sell their options. There is much confusion around this issue.

ANSWER
------
Please see the "correction to a previous q & a" at the top of this q & a. Associates who are laid off through no fault of their own, will not be subject to the 12-month waiting period regarding the accelerated vesting of options granted prior to February 15, 2001. If you feel you still have an issue, please call Larry Black at 714-385-4309.


QUESTION
--------
Can I withdraw a portion of my 401k or the whole amount in the 401k, if the merger is approved?

ANSWER
------
No. Two companies merging is not an event that would trigger permission for a 401k withdrawal.


QUESTION
--------
With the merger getting closer and June having been the end of a quarter, will we still be receiving a reward check?

ANSWER
------
Yes. Reward checks are targeted to be paid in the 3rd week of August (approximately the 22nd).

QUESTION
--------
I've heard rumors that there will be no more "rewards checks" because of the merger, is this true? Also heard that there will be no raises in November for those that are due them. Is this true also? If so, please explain, why not.

ANSWER
------
REWARD checks will be issued for the third and fourth quarter, if earned. November increases are planned; no decisions have been made to change the timing of the November increases. If such a decision is made, it will be communicated.


QUESTION
--------
I have been at Bergen for many years, and I have enjoyed it. Just one issue bothers me. I realize business is business and the merger is a part of that, but what happened to Bergen treating their associates to some perks? Little things make a company better especially in the situation we are in. Bergen had that Luau last month, but made their associates buy their own food. Let's give back a little more than a paycheck to those who are keeping up the "job well done" during such a hard time. Let's remember the Family Picnics, the Health Fairs, and Christmas parties. Something that says Bergen appreciates all we do!

ANSWER
------
Thank you for your comments. As you may know, all associates have done their very best over the past year working to keep expenses down and focus on the initiatives that really make a difference for Bergen. Keeping expenses down translates to not having dollars budgeted for the kinds of events you mention.


Forward-Looking Statements
--------------------------
The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------
In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statements/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610)727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714)385-4000.



Participants in Solicitation
----------------------------
AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.